Cementos Lima S.A.

FILE NO.
82-3911

VAL-117-02

BEST AVAILABLE COPY

02 SEP 16 AM 11:16

September 9, 2002

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

SUPPL

1. Quarterly Report as of June 30, 2002.

   Date: filed with CONASEV AND The Lima Stock Exchange on August 22, 2002.

   Required by: CONASEV AND The Lima Stock Exchange.

2. Notice to shareholders concerning delivery of new shares.

   Date: published in newspapers "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on September 9, 2002.

Very truly yours,

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

FILE N°
82-3911

(FREE TRANSLATION)

VAL-108-02

August 21, 2002

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

Attached please find our Quarterly Report as of June 30, 2002 to be distributed to securityholders.

Truly yours,

Irma Mavila
Head of the Securities Department

Encl.: 1

c.c.: Securities and Exchange Commission - SEC (USA)
GG
GF
GDC

FILE: TRANEWS

Newsletter as of Second Quarter 2002



Cementos Lima S.A.

ECONOMIC ENVIRONMENT

Peru's Gross Domestic Product (GDP) increased by 4,2% during 1H02, with respect to the same period of 2001. Likewise, the Construction Sector increased by 8,9% and domestic demand for cement by 11,6%.

With respect to the variation of the inflation indices, during 1H02 the Consumer Price Index and the Wholesale Price Index decreased by 0,01% and 2,27%, respectively. Comparatively, during 1H01 those indices increased by 0,49% and 0,23%, respectively.

During this first semester, the Peruvian Nuevo Sol devaluated 1,9% against the US dollar in nominal terms, considering the average selling quote at the end of the period. On June 30th, 2002, the exchange rate quotes for selling and buying US dollars were S/.3,511 and S/.3,509 per dollar, respectively.

CORPORATE MATTERS

On April 24th, 2002, the Board of Directors declared a cash dividend of US$ 0,11 per common share and US$ 0,011 per investment share, paid from May 31st, 2002. This dividend that totaled US$ 4,5 million is 29% higher than the one paid in the same period of 2001 and was on account of 1997 fiscal year's retained earnings.

ENVIRONMENT AND NATURAL RESOURCES

During the second quarter of the year, the Company accomplished the following activities:

1. Related to the Ministry of Industry, Tourism,

Integration and International Commercial Negotiations ("MITINCI"):

- Environmental monitoring of air quality, noises and water related to the assumed commitments in the Environmental Impact Study ("EIA") of "Las Hienas" mining concession, the Conchán Pier and the Atocongo's quarry and plant.

- On May 16th the corresponding environmental authority approved the EIA of the Atocongo-Conchan underground belt conveyor project, which had previously been presented at public audience.

2. Related to the Mining and Energy Ministry (MEM):

- The air quality monitoring report at the "Cristina" mining concession was presented.

3. Related to community services:

- During the second quarter, the Company continued with the technical support for the maintenance of the ecological laboratories of the schools located in the nearby urban areas of the plant and also with the archeological investigation projects at the "Pueblo Viejo" area of Pachacamac and Lurin. Likewise, the Company continued with the archeological delimitation works at the "Adelaida" mining concession area and with the "Flor de Amancaes" rescue project.

- On June the World Environmental Week took place, during which the Company organized health campaigns with the participation of communities nearby the Atocongo Plant and the Conchan Pier. At the same time, a tree-planting program was developed with the students and inhabitants of the Atocongo camp, sowing a total of 300 trees.

OPERATIONS AND PRODUCTION

The Company's clinker production increased during 1H02 by 4,3% with respect to 1H01, from 831 248 t to 866 875 t, mainly due to the production of clinker type II for exportation. From the total clinker produced, 71,5% corresponds to clinker type I and 28,5% to clinker type II of low alkali content.

At the same time, the Company's cement production during the first half of the year increased by 23,8% with respect to the same period of 2001 from 763 296 t to 945 296 t, also as a result of higher exports. The period's production included 641 165 t of cement type I, 264 801 t of cement type II of low alkali content and 39 330 t of cement type IP.

It is important to point out that Kiln I that had remained inactive since November 23rd 1999, was reactivated during last June, being July 02nd it's first production day. The decision of reactivating Kiln I was taken in

TABLE N° 1
CEMENTOS LIMA S.A.
(in thousands of metric tons)

YEAR	QTR	Production		Cement Despatches*	
		Clinker	Cement	C. Lima	Peru
2001	I	302,2	381,0	364,8	826,4
	II	529,1	382,3	327,0	754,7
	I-II	831,2	763,3	691,8	1 581,1
	III	239,2	453,4	335,1	840,3
	IV	419,5	382,3	354,6	941,7
	I-IV	1 490,0	1 599,0	1 381,6	3 363,1
2002	I	481,3	476,5	364,3	919,7
	II	385,6	468,8	352,3	862,2
	I-II	866,9	945,3	716,6	1 781,9
Variation					
02-I&II/01-I&II		4,3%	23,8%	3,6%	12,7%
02-II/01-II		-27,1%	22,6%	7,7%	14,2%
02-II/02-I		-19,9%	-1,6%	-3,3%	-6,3%

* Only domestic dispatches are included.

order to support Kiln II in the production of clinker type I, given that with the increase in exports Kiln II's capacity was not enough to supply both markets. Production with Kiln I has being scheduled up to the end of August 2002.

Clinker and cement production figures, as well as cement domestic dispatches, are shown in Table No 1.

The Conchan's port operations, expressed in total tonnage increased 60% when compared to 2Q01. The annual variation in tons of loaded or unloaded product is shown below:

	2Q02	Nº of Vessels	2Q01	Nº of Vessels	Volumen Variation (%)
CEMENT	121 601	4	65 461	3	86
CLINKER	54 008	2	24 419	2	121
COAL	36 329	1	36 500	1	-0.5
GRAINS	27 206	2	23 270	1	17
TOTAL HANDLED	239 144	9	149 650	7	60

MARKET

Domestic

The Company's domestic cement dispatches increased by 3,6% from 691 847 t during 1H01 to 716 611 t during 1H02. It is important to mention that during 2Q02 cement dispatches increased 7,7% when compared to the same period of 2001 and decreased 3,3% when compared to the 1Q02.

Additionally, total domestic cement dispatches increased 12,7% YOY, from 1 581 063 t to 1 781 944 t.

CEMENTOS LIMA S.A.

Income Statement

(in thousands of constant nuevos soles as of June 30, 2002)

	Six Month Period					Three Month Period				
	To June 30, 2002		To June 30, 2001		Percent Change	Second Quarter 2002		Second Quarter 2001		Percent Change
		%		%	%		%		%	%
Net Sales	256 498	100	225 020	100	14	127 108	100	107 565	100	18
Cost of Sales	(108 018)	(42)	(90 301)	(40)	20	(53 344)	(42)	(45 073)	(42)	18
Gross Margin	148 480	58	134 719	60	10	73 764	58	62 492	58	18
Operating Expenses										
Depreciation and amortization	(40 514)	(16)	(39 704)	(18)	2	(20 326)	(16)	(20 055)	(19)	1
Administrative	(19 478)	(8)	(16 352)	(7)	19	(9 883)	(8)	(7 804)	(7)	27
Selling	(7 218)	(3)	(6 310)	(3)	14	(3 833)	(3)	(2 616)	(2)	47
Total Operating Expenses	(67 210)	(26)	(62 366)	(28)	8	(34 042)	(27)	(30 475)	(28)	12
Operating Income	81 270	32	72 353	32	12	39 722	31	32 017	30	24
Comprehensive Financial (Expense) income										
Financial (expense) income, net	(3 519)	(1)	(9 625)	(4)	(63)	(1 610)	(1)	(4 757)	(4)	(66)
Gain (Loss) from monetary position	(806)	-	337	-	(339)	(1 659)	(1)	403	-	(512)
Total Comprehensive Financial (Expense) income	(4 325)	(2)	(9 288)	(4)	(53)	(3 269)	(3)	(4 354)	(4)	(25)
Other Income (Expenses)	249	-	(2 293)	(1)	(111)	1 536	1	(1 112)	(1)	(238)
Income Before Tax and Employees	77 194	30	60 772	27	27	37 989	30	26 551	25	43
Income Tax	(18 467)	(7)	(22 051)	(10)	(16)	(9 093)	(7)	(7 447)	(7)	22
Employees' Profit Sharing	(8 557)	(3)	(6 120)	(3)	40	(4 216)	(3)	(2 758)	(3)	53
Net Income	50 170	20	32 601	14	54	24 680	19	16 346	15	51
Legal Reserve	(1 511)	(1)	(3 816)	(2)	(60)	(1 152)	(1)	(1 634)	(2)	(29)
Reserve for reinvestment										
Net Unrestricted Income	48 659	19	28 785	13	69	23 528	19	14 712	14	60

Consequently, the Company's market share, considering dispatched volumes, decreased to 40%.

The Company did not make any price adjustments during this 1H02, maintaining the same prices established on May 16th, 2001.

As a result, the average domestic price for Type I cement during 1H02, in constant nuevos soles as of June 30th, 2002, was S/. 286,29/t, 2,6% lower than the S/. 292,92/t average of 1H01. In US dollars equivalent, the weighted average price for Type I cement during 1H02 was US$ 86,04/t, 4,35% higher than the US$ 82,45/t averaged during the same period of 2001.

Exports

The total volume exported during 2Q02 added up to 175 610 t, 95% higher than the total volume exported during 2Q01, when exports reached 89 880 t.

Considering the total volume exported on the first half of the year, exports grew 91%, from 173 114 t during 1H01 to 329 815 t during 1H02.

From the total exported during this first semester, 222 360 t or 67% correspond to cement type II of low alkali content, destined to USA. Likewise, 107 455 t or 33% correspond to clinker types I and II, which were destined to Chile, Dominican Republic and USA.

It is important to mention that during 1H02 exports equated to 32% of the total volume sold by the Company, in comparison with the 20% achieved during 1H01.

ANALYSIS OF FINANCIAL RESULTS

Net sales, including exports, during 1H02 in constant nuevos soles as of June 30th, 2002, reached S/. 256,5 million, 14% higher than in the same period of 2001. The increase is due to the higher volume and average price for the domestic market, as well as to the higher volume exported.

Cost of sales was S/. 108 million, 19,6% higher than in the same period of 2001, mainly due to higher cost of volume sold and to higher export costs.

As a consequence of the lower gross margin of exports, total gross margin decreased from 59,8% of sales in 1H01 to 57,9% in 1H02.

Operating expenses that added up to S/. 67,2 million were higher than the S/. 62,4 million of 2001 due to higher depreciation expenses related to construction works completed and activated at the end of last year, as well as higher commission expenses from higher domestic sales, net of lower export expenses.

Operating income reached S/. 81,3 during 1H02, amount higher in 12,3% from the S/. 72,4 million of 1H01, due to the same reasons mentioned in the previous paragraphs.

Total comprehensive financial expenses during the first half of 2002, were 53,4% lower than in 1H01. Financial expenses, which include in both fiscal years the loans for the first and second stages of the Atocongo plant expansion, have been decreasing as the Company has been amortizing the principal of said debt and as interest rates have decreased, due to lower interest rates negotiated during 2Q01. Furthermore, this period generated a loss from monetary position of S/. 0,8

CEMENTOS LIMA S.A.
(in thousands of constant nuevos soles as of June 30, 2002)

BALANCE SHEET	June 30, 2002	June 30, 2001
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	14 270	76 335
Accounts Receivable		
Trade accounts receivable	22 626	13 622
Affiliates	1 574	1 951
Other accounts receivable	6 948	6 218
	31 148	21 791
Inventories		
Cement	1 369	4 580
Work in process	31 595	42 219
Raw materials	6 646	6 425
Spare parts, materials and supplies	78 242	82 991
Goods in transit	1 366	275
Quarry development	20 504	11 481
	139 722	147 971
Prepaid Expenses	8 177	9 275
TOTAL CURRENT ASSETS	193 317	255 372
Affiliates	-	6 822
Accounts Receivable - Long Term	17 538	15 963
Investment in Securities	59 668	59 711
Fixed Assets	661 081	714 457
Other Assets	34 529	30 024
TOTAL ASSETS	966 133	1 082 349
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	757	1 284
Trade Accounts Payable	22 276	8 871
Income and Payroll Taxes	6 004	2 736
Vacation and Profits Sharing	7 944	7 735
Dividends Payable	187	203
Customers' Deposits	1 661	5 822
Affiliates	4 493	30
Others Accounts Payable	41 875	70 336
Current Portion of Long Term Debt	37 683	105 802
TOTAL CURRENT LIABILITIES	122 880	202 819
Deferred Taxes and Other	46 805	47 317
Long Term Debt	102 504	175 018
TOTAL LIABILITIES	272 189	425 154
STOCKHOLDERS' EQUITY		
Capital Stock	362 034	353 585
Investment Shares	46 767	45 676
Retained Earnings		
Legal reserve	73 853	71 001
Reinvested profit-law 27394	-	-
Undistributed eamings, previous year	162 631	158 148
Undistributed eamings, current year	48 659	28 785
TOTAL STOCKHOLDERS' EQUITY	693 944	657 195
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	966 133	1 082 349

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of June 30, 2002)

STATEMENT OF CASH FLOW

	June 30, 2002		June 30, 2001	
OPERATING ACTIVITIES				
Colections from customers	263 981		240 800	
Other net collections related to the activity	17 271	281 252	16 201	257 001
Payments to suppliers	(100 212)		(124 372)	
Payments of salaries	(20 405)		(15 639)	
Payments of taxes	(47 324)	(167 941)	(49 959)	(189 970)
		113 311		67 031
INVESTMENT ACTIVITIES				
Increase in other assets	(4 730)		(3 300)	
Increase in property, machinery and equipment	(9 625)	(14 355)	(6 580)	(9 880)
		98 956		57 151
FINANCING ACTIVITIES				
Incomes from long term loans	-		110 619	
Payment of long-term debt	(55 833)		(87 911)	
Bank overdraft and loans, net	(2 696)		902	
Dividends prescribed	35		20	
Cash dividends	(32 475)	(90 969)	(28 714)	(5 084)
		7 987		52 067
Cash at beginning of period		6 283		24 268
Cash at end of period		14 270		76 335
CONCILIATION OF NET PROFIT WITH NET CASH ARISING FROM OPERATING ACTIVITIES				
Net Profits	50 170		32 601	
Depreciation	40 101		38 572	
Withdrawns and adjustments of fixed assets	1 575		2 072	
Amortization	413		1 132	
Results for exposure to inflation (REI)	499	92 758	337	74 714
		92 758		74 714
NET CHANGES IN ASSETS AND LIABILITIES:				
Trade accounts receivable	(10 176)		(7 332)	
Other accounts receivable	(958)		222	
Inventories	1 363		(332)	
Prepaid expenses	1 421	(8 350)	(1 449)	(8 891)
Trade accounts payable	16 568		1 774	
Taxes and contributions	(3 655)		(9 556)	
Personnel payable	(3 439)		(4 495)	
Other accounts payable	22 256		5 925	
Dividends Payable	(12)		(36)	
Deferred income and deferred worker's profit sharing	(2 326)		3 745	
Prepaids to customers	(489)	28 903	3 851	1 208
		113 311		67 031

million, in comparison to the S/. 0,3 million profit generated in 1H01, because the present period reported inflation (measured by the Wholesale Price Index) and devaluation in comparison to the deflation and revaluation which occurred during the former period.

Other income performed a considerable variation YOY, going from a S/. 2,3 million net expense during 1H01 to a S/. 0,2 million net profit during 1H02, due to higher duty drawback revenues from exports.

During this fiscal year, the taxable income base of the Company is being levied at a rate of 27%, with an additional 4,1% applicable to the distribution of dividends on account of the current fiscal year's income. During fiscal year 2001 the income tax rate was 30% and a discount of 10% was allowed over the reinvested profits amount.

Mainly as a consequence of higher domestic volumes and sale prices, of higher volumes exported and of lower financial expenses, net income increased by 53,9% from S/. 32,6 million in 1H01 to S/. 50,2 million in 1Q02, in constant soles as of June 30th, 2002, representing 19% of net sales, higher than the 12,8% of 2001.

In the same way, net unrestricted income increased by 69%, from S/. 28,8 million during 1H01 to S/. 48,7 during the same period of 2002. This increase is due to the fact that after the last capitalization as of June 30th 2002, the Legal Reserves account accumulated by the Company had already reached 20% of the paid-in capital, and according to the General Societies Law, there will not be any provision due to this concept until a new capitalization takes place.

The most important changes in the Company's Balance Sheet as of June 30th, 2002, with respect to June 30th, 2001, took place in the following accounts:

Cash and Cash Equivalent levels decreased significantly, given that as of June 30th 2001 the Company temporarily maintained a loan destined to cancel long-term debts which were maturing in July 2001.

Temporary increase of trade accounts receivable, due to payments pending as of the end of June from recently completed exports.

Decrease in inventories, due to a high stock level maintained as of June 30th, 2001, to be able to supply the upcoming export volumes already committed.

Decrease in Fixed Assets, due to the year's higher depreciation net of asset acquisitions.

TABLE N° 2
CEMENTOS LIMA S.A.
Financial Ratios : 2002 - 2001

	June 30, 2002	June 30, 2001
Current Ratio	1,57	1,26
Acid Test	0,37	0,48
Cost of sales/Net sales	0,42	0,40
Total Liabilities/Total Stockholder's Equity	0,39	0,65

	June 30th, 2002	June 30th, 2001	Variation %
Inflation Index (IPC)	100,62	100,63	(0,01)
Inflation Index (IPM)	152,10	155,63	(2,27)
Devaluation (S/./US$)	3,511	3,514	(0,09)
Cement Sol (S/./metric ton)	297,78	297,78	0,00
Cement Atlas (S/./metric ton)	275,68	275,68	0,00

IPC = Consumer Price Index (Base: December 2001)
IPM = Wholesale Price Index (Base: year 1994)

Decrease in Current Liabilities, due to the decrease of the current portion of the long-term debt and other working capital loans.

Long-term debt decreased, due to the loan payments according to the established schedule.

The Company's financial position as of June 30th, 2002 and 2001, is shown in Table Nº 2, indicating the key financial ratios.

STOCK MARKET INFORMATION

A summary of the stock price information for 2Q02 follows (all figures are in current soles per share, except for the number of shares):

	Common Shares	Investment shares
Number as of 06-30-02	36 081 657	46 609 549
Face value as of 06-30-02	S/. 10,00	S/. 1,00
Closing price as of 06-30-02	47,30	2,30
Highest closing price	50,50	2,58
Lowest closing price	46,15	2,26
Average closing price	48,00	2,44

The quotation of the ADS'S is as follows:

American Depository Shares (ADS's)*	Jun. 30th, 2002	Mar. 31st, 2002
Number	49 620	50 287
Closing price as of	US$ 13,47	US$ 13,57

* 1 ADS = 1 common share

CONSOLIDATED FINANCIAL INFORMATION

The consolidated Balance Sheet and Profit and Loss Statements as of March 31st, 2002, are presented below.

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)

(in thousands of constant nuevos soles as of March 31, 2002)

BALANCE SHEET	March 31, 2002	March 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	27 825	22 110
Accounts Receivable		
Trade accounts receivable	41 899	20 325
Other accounts receivable	12 627	11 000
	54 526	31 325
Inventories		
Cement	1 825	5 405
Work in process	48 788	43 361
Raw materials	13 829	23 329
Spare parts, materials and supplies	85 141	92 129
Goods in transit	6 663	2 228
Quarry stripping costs - deferred	-	-
	156 246	166 452
Prepaid Expenses	10 659	9 959
TOTAL CURRENT ASSETS	249 256	229 846
Accounts Receivable - Long Term	18 114	14 050
Investment in Securities	3 670	2 396
Fixed Assets	769 391	838 722
Other Assets	65 444	62 748
TOTAL ASSETS	1 105 875	1 147 762
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	40 780	31 106
Trade Accounts Payable	24 965	9 914
Income and Payroll Taxes	11 719	7 581
Vacation and Profits Sharing	7 452	7 834
Dividends Payable	204	215
Customers' Deposits	3 467	5 777
Other Accounts Payable	39 087	93 849
Deferred Cost for Plant Downtime	-	-
Current Portion of Long Term Debt	67 439	63 887
TOTAL CURRENT LIABILITIES	195 113	220 162
Deferred Taxes and Other	53 104	49 019
Long Term Debt	124 312	170 170
Minority Interest	45 994	69 204
TOTAL LIABILITIES	418 523	508 555
STOCKHOLDERS' EQUITY		
Capital Stock	351 114	351 114
Labor Shares	45 356	45 356
Reinvested profits - law 27394	9 522	-
Legal reserve	73 582	70 795
Undistributed earnings	207 779	171 942
TOTAL STOCKHOLDERS' EQUITY	687 353	639 207
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1 105 875	1 147 762

CEMENTOS LIMA S.A. AND SUBSIDARIES (CONSOLIDATED)
Income Statement
(in thousands of constant nuevos soles as of March 31, 2002)

	Three Month Period:				
	To March 31, 2002		To March 31, 2001		Porcentual Change
		%		%	%
Net Sales	145 918	100,0	126 058	100,0	15,8
Cost of Sales	(62 247)	(42,7)	(48 407)	(38,4)	28,6
Gross Margin	83 671	57,3	77 651	61,6	7,8
Operating Expenses					
Depreciation and amortization	(25 079)	(17,2)	(25 743)	(20,4)	(2,6)
Administrative	(11 279)	(7,7)	(10 195)	(8,1)	10,6
Selling	(3 679)	(2,5)	(4 242)	(3,4)	(13,3)
Goodwill amortization	(346)	(0,2)	(292)	(0,2)	18,6
Total Operating Expenses	(40 383)	(27,7)	(40 472)	(32,1)	(0,2)
Operating Income	43 289	29,7	37 179	29,5	16,4
Comprehensive Financial (Expense) income					
Financial (expense) income, net	(2 422)	(1,7)	(5 936)	(4,7)	(59,2)
Gain (Loss) from monetary position	772	0,5	136	0,1	469,2
Total Comprehensive Financial (Expense) Income	(1 650)	(1,1)	(5 800)	(4,6)	(71,6)
Other Income (Expenses)	(3 246)	(2,2)	(915)	(0,7)	254,7
Income Before Tax and Employees	38 393	26,3	30 464	24,2	26,0
Income Tax	(4 361)	(3,0)	(8 982)	(7,1)	(51,5)
Employees' Profit Sharing	(9 581)	(6,6)	(3 338)	(2,6)	187,0
Net Income before minority interest	24 452	16,8	18 144	14,4	34,8
Minority interest	896	0,6	1 183	0,9	(24,3)
Net Income	25 347	17,4	19 327	15,3	31,1

The companies included in these consolidated financial statements are: Cementos Lima S.A., Lar Carbon S.A., Inveco S.A. (includes Unicon S.A.), Generacion Electrica Atocongo S.A., Deposito Aduanero Conchan S.A., Transporte Lurin S.A., Minera Adelaida S.A., Naviera Conchan S.A. (the last three are not currently operating).

RECENT DEVELOPMENTS

On July 19th, 2002, the Board of Directors declared a cash dividend of US$ 0,11 per common share and US$ 0,011 per investment share, payable from August 23rd, 2002. This dividend totals US$4,5 million, and is on account of 1997 and 1998 fiscal years' retained earnings.



Av. Atocongo 2440
Villa Maria del Triunfo Lima 35 - Peru
Telephone: (511) 217-0200 Telefax: (511) 217-1496
Web Page: www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

Securities Depart. Phone: (511) 265-9045 Fax: (511) 470-8946

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Monday, September 9, 2002
"EL COMERCIO"	Monday, September 9, 2002
"EXPRESO"	Monday, September 9, 2002

CEMENTOS LIMA S.A.
DELIVERY OF NEW SHARES

The common and investment shareholders are hereby advised that the Extraordinary General Meeting of Shareholders, held on June 12, 2002, adopted the resolution to increase the Capital Stock from S/. 360'816,570.00 to S/. 369'266,290.00 and the Investment Stock from S/. 46'609,549.55 to S/. 47'701,066.50, by which the shareholders will receive 2.3418% of new shares by each share of their own (common shares of nominal value S/ 10.00 each and investment shares of nominal value S/. 1.00 each).

Concerning the common shares, it was also agreed to reimburse in soles to each shareholder the value of the eliminated fraction of share, based on the closing price of September 13, 2002 (the Record Date) in THE LIMA STOCK EXCHANGE.

These new shares will be available for shareholders on October, Friday 4 in the Securities Department at our offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, these benefits will be available through CAVALI.

September 9, 2002

THE MANAGEMENT

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